Filed Pursuant to Rule 424(b)(3)
Registration No. 333-237327

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED JANUARY 19, 2021

TO THE PROSPECTUS DATED AUGUST 10, 2020

This Supplement No. 6 supplements, and should be read in conjunction with, our prospectus dated August 10, 2020, Supplement No. 1, dated August 17, 2020, Supplement No. 2, dated September 15, 2020, Supplement No. 3, dated October 15, 2020, Supplement No. 4, dated November 17, 2020 and Supplement No. 5, dated December 17, 2020. Defined terms used in this Supplement No. 6 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•	to update the transaction price for Class S, Class I, Class T and Class D shares of our common stock as of February 1, 2021; and

•	to disclose the calculation of our December 31, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes.

February 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2021 (and repurchases as of January 31, 2021) is as follows:

Transaction Price (per share)
Class S	$23.87
Class I	$23.88
Class T	$23.87
Class D	$23.88

•

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our Second Amended and Restated Share Repurchase Program, the repurchase price for each share class will be based upon the transaction price of such class.

December 31, 2020 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. (“Stanger”) to serve as our independent valuation firm. Our advisor is ultimately responsible for determining our NAV.

As of December 31, 2020, we owned the following investments:

•	A retail property located in Grand Rapids, Michigan (the “GR Property”).

•	An office property located in Fort Mill, South Carolina (the “FM Property”).

•	An office property located in Columbus, Ohio (the “CO Property”).

•	A flex industrial property located in Lewisville, TX (the “Lewisville Property”).

•

A Delaware Statutory Trust, CF Net Lease Portfolio IV DST (the “Walgreens DST”), which owns seven properties (individually, a “Walgreens DST Property”, and collectively, the “Walgreens DST Properties”).

•

CF Albertsons Lancaster, LLC (the “Pennsylvania SPE”), which made a preferred equity investment (the “Lancaster PE”) through a joint venture agreement pursuant to which an interest in a cold storage and warehouse distribution facility located in Denver, Pennsylvania is held.

•

CF Albertsons Chicago, LLC (the “Illinois SPE”), which owns a fixed rate, subordinate mezzanine loan (the “Chicago Jr Mezz”) backed by an interest in a cold storage and warehouse distribution facility located in Melrose Park, Illinois.

•	A majority interest (75%) in an office property located in San Francisco, California (the “SF Property”) through a joint venture with an unrelated third party (the “Battery Street SF JV”).

•	An industrial property located in Phoenix, Arizona (the “Buchanan Property”).

•	Interests (15%) in a Delaware Statutory Trust, CF Station Multifamily DST (the “Station DST”), which owns a 444 unit apartment community (“Station DST Property”).

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	December 31, 2020	November 30, 2020
Investment in real estate	$179,370,000	$178,970,000
Investments in real estate-related assets	32,738,630	32,662,438
Cash and cash equivalents(1)	33,374,830	31,336,877
Other assets	707,232	860,554
Debt obligations (at Fair Market Value)	(86,521,068)	(86,737,036)
Due to related parties(2)	(469,407)	(460,442)
Accounts payable and other liabilities	(2,428,339)	(2,095,638)
Accrued performance participation allocation	(785,783)	—
Distribution fee payable the following month(3)	(30,200)	(28,887)
Non-controlling interests in subsidiaries	(3,243,254)	(3,230,245)
Sponsor Support repayment / special unit holder interest in liquidation	—	—
Net Asset Value	$152,712,641	$151,277,621
Number of outstanding shares	6,395,269	6,315,700

Note:	(1) Net of a reserve of $150,000 for anticipated near-term capital needs at our SF Property that was not deducted in its appraised value.

(2) Excluding the full distribution fee liability of $734,830 and, pursuant to our valuation guidelines, $234,213 due to our advisor for reimbursement of organization and offering costs ($312,284 less the current liability due of $78,071). Distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock.

(3) The distribution fee that is payable as of December 31, 2020 related to TX, T, S and D shares is shown in the table below. The non-current distribution fee payable of $704,630 is not due as of December 31, 2020.

Due to rounding, numbers presented throughout this document may not add up to precisely to the totals provided and percentages may not precisely reflect the absolute figures.

NAV Per Share	Class AX, IX & I Shares	Class TX Shares	Class T Shares	Class D Shares	Class S Shares	Total
Total Gross Assets at Fair Value	$186,190,943	$56,699,431	$1,727,843	$1,512,152	$60,323	$246,190,692
Distribution fees due and payable	—	(29,230)	(751)	(193)	(26)	(30,200)
Debt obligations (at Fair Market Value)	(65,434,802)	(19,926,405)	(607,232)	(531,429)	(21,200)	(86,521,068)
Due to related parties	(355,006)	(108,107)	(3,295)	(2,883)	(116)	(469,407)
Accounts payable and other liabilities	(1,836,523)	(559,264)	(17,042)	(14,915)	(595)	(2,428,339)
Accrued performance participation allocation	(594,278)	(180,971)	(5,515)	(4,826)	(193)	(785,783)
Non-controlling interests in subsidiaries	(2,452,832)	(746,944)	(22,762)	(19,921)	(795)	(3,243,254)
Quarterly NAV	115,517,502	35,148,510	1,071,246	937,985	37,398	152,712,641
Number of outstanding shares	4,836,662	1,472,875	44,884	39,281	1,567	6,395,269
NAV per share	$23.88	$23.86	$23.87	$23.88	$23.87

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	December 31, 2020
Stockholders’ equity under U.S. GAAP	$145,519,583
Adjustments:
Unrealized appreciation of real estate	1,396,027
Unrealized appreciation of real estate-related assets	771,690
Organization and offering costs	234,213
Acquisition costs	(1,179,155)
Deferred financing costs, net	(764,753)
Accrued distribution fee(1)	704,630
Accumulated depreciation and amortization	11,437,069
Fair value adjustment of debt obligations	(2,375,884)
Deferred rent receivable	(1,788,266)
Deferred maintenance	(150,000)
Non-controlling interests in subsidiaries	(1,092,513)
NAV	$152,712,641

Note:	(1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock.

Summary of Methodology

In accordance with our current valuation procedures, our NAV was based in part upon: (i) the most recent appraised value of the GR Property, the FM Property, the CO Property, the Lewisville Property, the Walgreens DST Properties, the SF Property, and the Buchanan Property; (ii) the fair market value of our Debt Investments (as defined below); (iii) the fair market value of our loans payable; (iv) the estimated non-controlling interest held in our consolidated Battery Street SF JV; (v) the value of our interest in the Station DST based upon a third-party appraisal of the Station DST Property (as defined below), the fair market value of the Station DST Property mortgage and other assets and liabilities of the Station DST, all reflecting our ownership percentage interest in the Station DST; and (vi) the net tangible assets and liabilities of the Company (including our advisor’s estimate of the Performance Participation Allocation as defined and discussed below) as of December 31, 2020, as outlined in more detail below.

Appraisal of Consolidated Real Estate

Pursuant to our valuation guidelines we engaged Stanger to provide its appraised market value of the SF Property as of September 30, 2020, the Buchanan Property as of August 31, 2020, the FM Property and the CO Property as of June 30, 2020, the Lewisville Property as of December 31, 2020 and the GR Property and the Walgreens DST Properties as of March 31, 2020 (collectively, the “Appraised Properties”).  Pursuant to our engagement agreement with Stanger, the appraisals of the Appraised Properties were prepared utilizing the income approach to value, specifically using a direct capitalization analysis for the GR Property and the Walgreens DST Properties and both a direct capitalization analysis and discounted cash flow analysis (“DCF”) for the FM Property, the CO Property, the Lewisville Property, the SF Property and the Buchanan Property. In addition, a sales comparison approach was conducted for the SF Property, given the size of the SF Property. The direct capitalization analysis is based upon the estimated net operating income of the Appraised Properties capitalized at an appropriate capitalization rate considering property characteristics and competitive position, the credit profile of the tenant/guarantor under the leases encumbering the Appraised Properties, the terms of the leases encumbering the Appraised Properties, and market conditions as of the date of value. The DCF analysis is based upon multi-year cash flow projections for each applicable property prepared in accordance with the lease which currently encumbers each property. Each property was assumed to be sold after the expiration of the initial lease term and any renewal terms deemed materially favorable to the tenant, or for which exercise was deemed likely based on other factors. The reversion value of the property which can be realized upon sale is calculated based on the current economic rental rate deemed reasonable for the property, escalated at a rate indicative of current expectations in the marketplace for the property. The projected market rate net operating income of the property for the year following the year of sale is then capitalized at an appropriate capitalization rate reflecting the age and anticipated functional and economic obsolescence and competitive position of the property to determine its reversion value. Net proceeds of sale are determined by deducting estimated costs incurred at the time of sale, estimated at 2% of the gross reversion value. Finally, the discounted present value of the cash flow stream from operations (including any estimated releasing costs at the end of the assumed current lease term) and the discounted present value of the net proceeds from sale are summed to arrive at a total estimated value for the property. The capitalization rates applied to the Appraised Properties ranged from 5.00% to 6.50%, with a weighted average of approximately 5.99%. The discount rates applied to the estimated net cash flow from operations of the Appraised Properties for which a DCF analysis was conducted ranged from 5.00% to 7.50%, with a weighted average of approximately 6.70%. The discount rates applied to the estimated residual value of the Appraised

Properties for which a DCF analysis was conducted ranged from 6.25% to 7.50%, with a weighted average of approximately 7.18%. The residual capitalization rates applied to the Appraised Properties for which a DCF analysis was conducted ranged from 5.50% to 6.75%, with a weighted average of approximately 6.47%. Where both a direct capitalization analysis and DCF was utilized, the indicated value from each approach was reviewed and a final appraised value was concluded. While a sales comparison approach was not conducted, other than for the SF Property, Stanger reviewed regional property sale data for each Appraised Property in order to assist in the selection of capitalization rates applied in the appraisals and to observe transaction prices per square foot in the Appraised Properties’ regional markets. For the SF Property, the sales comparison approach conducted utilized the price per square foot from recent market sales and adjusted such indicated price per square foot to a price per square foot deemed reasonable for the SF Property, taking into account factors such as property size, location, tenancy/occupancy and condition/quality and the date of sale. The aggregate appraised value of the Appraised Properties was $179,370,000. The appraised values of the Appraised Properties are subject to the general assumptions and limiting conditions set forth in the appraisal reports rendered to the Company by Stanger.

Debt Investments

In accordance with our valuation procedures, the Lancaster PE and the Chicago Jr Mezz (individually a “Debt Investment” and collectively the “Debt Investments”) were included in the determination of NAV at their estimated fair market value as of December 31, 2020, as determined by Stanger, adjusted to reflect the Company’s interest in the Debt Investments. The Debt Investments estimated value was based upon taking, for each Debt Investment, the loan payments over the remaining anticipated term and discounting such payments to present value at a discount rate range equal to the current estimated market interest rate on financing similar to the applicable Debt Investments. To provide their opinion of value of the Debt Investments, Stanger first reviewed the terms of each of the Debt Investments as contained in the loan documents. Stanger then reviewed mezzanine loan market terms at or around December 31, 2020 to ascertain current market interest rate levels for loans similar to the Debt Investments. This review was conducted by (i) recent interviews of participants in the mezzanine / preferred equity market, (ii) reviewing recent mezzanine loan transactions, as available, and (iii) reviewing published surveys available at or around December 31, 2020. Stanger also observed changes in yields and pricing of Albertsons publicly traded debt securities from the prior valuation date and the current valuation date. Based on Stanger’s reviews above and taking into consideration the Debt Investments’ unique factors, including, but not limited to, loan-to-value (based on the appraised value of the collateral), debt service coverage/debt yield, collateral property type, age and location, financial information pertaining to the lessee of the collateral properties, prepayment terms, and loan origination date, maturity date and extension terms, a market interest rate range was determined for each Debt Investment to utilize in the determination of the fair market value of the Debt Investments. The discount rate applied to the future payments of our Debt Investments was 7.85% for both facilities. The aggregate fair value of the Debt Investments was approximately $25,202,000.

Estimated Market Value of the Non-Controlling Interest in the Battery Street SF JV

In order to determine the net asset value attributable to the non-controlling interest and promote interest in the Battery Street SF JV, Stanger utilized the appraisal of the SF Property, and then, based on the December 31, 2020 Battery Street SF JV balance sheet provided, added tangible assets and deducted tangible liabilities of the Battery Street SF JV, including an adjustment for anticipated near term capital repairs at the SF Property not considered in the property appraisal, and determined any promote due to the Company’s Battery Street SF JV partner. This net asset value was then multiplied by the ownership interest held by parties other than us (25%) to determine the non-controlling interest adjustment related to the Battery Street SF JV utilized in the Company’s December 31, 2020 NAV.

Fair Value of LongTerm Debt

Stanger performed a valuation of the property-level debt by reviewing available market data for comparable liabilities and applying a selected discount rate to the stream of future debt payments. The discount rate was selected based on several factors including U.S. Treasury yields as of the valuation date, as well as loan-specific items such as loan-to-value ratio, debt service coverage ratio, collateral property location, age, type, lease term and lessee credit quality, prepayment terms, and maturity and loan origination date. The discount rates applied to the future debt payments of our long-term debt ranged from 3.75% to 4.30%, with a weighted average of approximately 4.11%. Stanger’s valuation of the long-term debt is based in part on the appraised values of the encumbered Appraised Properties, which represent the collateral associated with the long-term debt as well as certain other assumptions and limiting conditions, including: (i) Stanger was provided with loan documents and other factual loan information by our advisor and has relied upon and assumed that such information is correct in all material respects and no warranty is given by Stanger as to the accuracy of such information; (ii) each collateral property is assumed to be free and clear of liens (other than the mortgage being valued); (iii) information furnished by others, upon which all or portions of Stanger’s value opinion is based, is believed to be reliable but has not been verified, and no warranty is given as to the accuracy of such information; (iv) no material change has occurred in the value of the collateral properties from the date of last appraisal through the loan valuation date and (v) each mortgage is assumed to be salable, transferable or assumable between parties and is further assumed not to be in default. Stanger’s opinion of the long-term debt value was predicated on the above assumptions.

Performance Participation Allocation – Special Unit Holder

The special unit holder in our operating partnership is entitled to receive an allocation equal to 12.5% of the Total Return to our shareholders, subject to a 5% Hurdle Amount and a High Water Mark, with 100% catch-up (the “Performance Participation Allocation”).  The Total Return, Hurdle Amount, High Water Mark and Catch-Up are defined in our prospectus.  For 2020 only, the Performance Participation Allocation is based upon the time period from July 31, 2020 (the date such Performance Participation Allocation became effective) through the December 31, 2020.  For 2021 and beyond, the Performance Participation Allocation will be based upon a full calendar year.  Stanger reviewed and discussed with our  advisor its calculation of the Performance Participation Allocation . Our advisor’s Performance Participation Allocation estimate as of the Valuation Date was $785,783.

The Value of Station DST Interests

The value of the beneficial interests in the Station DST was based upon the Station DST Property appraisal, the fair market value of the mortgage loan encumbering the Station DST Property as of December 31, 2020 conducted in accordance with the methodology outlined in Fair Value of Long Term Debt above, the other tangible assets and liabilities of the Station DST such as cash and reserves, each reflecting our ownership interest in the Station DST (15%). There has been no material change in the net other assets amount of the Station DST through the December 31, 2020 net asset valuation date.

Sensitivity Analysis

Assuming all other factors remain unchanged, the table below presents the estimated increase or decrease to our December 31, 2020 NAV for a change in the going-in capitalization rate and, where a DCF analysis was utilized, discount rates and terminal capitalization rates used in the Appraised Properties’ appraisals and the Station DST Property appraisal, a 5% change in the discount rates used to value our Debt Investments and a 5% change in the discount rates used to value our long-term debt and the mortgage debt encumbering the Station DST Property.

Sensitivity Analysis	Range of NAV (Class AX, IX and I)			Range of NAV (Class TX)			Range of NAV (Class T)
	Low	Concluded	High	Low	Concluded	High	Low	Concluded	High
Estimated Per Share NAV	$22.08	$23.88	$25.81	$22.06	$23.86	$25.79	$22.07	$23.86	$25.79
Capitalization Rate - Appraised Properties	6.18%	5.88%	5.59%	6.18%	5.88%	5.59%	6.18%	5.88%	5.59%
Cash Flow Discount Rate - Appraised Properties	7.06%	6.72%	6.39%	7.06%	6.72%	6.39%	7.06%	6.72%	6.39%
Residual Discount Rate - Appraised Properties	7.57%	7.21%	6.85%	7.57%	7.21%	6.85%	7.57%	7.21%	6.85%

Terminal Capitalization Rate - Appraised Properties	6.82%	6.49%	6.17%	6.82%	6.49%	6.17%	6.82%	6.49%	6.17%
Discount Rate - Debt Investments	8.24%	7.85%	7.46%	8.24%	7.85%	7.46%	8.24%	7.85%	7.46%
Discount Rate - Long-Term Debt Consolidated	3.79%	3.99%	4.19%	3.79%	3.99%	4.19%	3.79%	3.99%	4.19%

Sensitivity Analysis	Range of NAV (Class D)			Range of NAV (Class S)
	Low	Concluded	High	Low	Concluded	High
Estimated Per Share NAV	$22.08	$23.88	$25.80	$22.07	$23.86	$25.79
Capitalization Rate - Appraised Properties	6.18%	5.88%	5.59%	6.18%	5.88%	5.59%
Cash Flow Discount Rate - Appraised Properties	7.06%	6.72%	6.39%	7.06%	6.72%	6.39%
Residual Discount Rate - Appraised Properties	7.57%	7.21%	6.85%	7.57%	7.21%	6.85%
Terminal Capitalization Rate - Appraised Properties	6.82%	6.49%	6.17%	6.82%	6.49%	6.17%
Discount Rate - Debt Investments	8.24%	7.85%	7.46%	8.24%	7.85%	7.46%
Discount Rate - Long-Term Debt Consolidated	3.79%	3.99%	4.19%	3.79%	3.99%	4.19%